Form 10-K405, Exhibit 13
period 1996-12-31
EMERALD ISLE BANCORP INC
filed 1997-03-26
CIK 1018380

                              Annual Report
                                 1996

                            Emerald Isle Bancorp, Inc.

                730 Hancock Street, Quincy, Massachusetts 02170

Financial Highlights

Total Assets
(dollars in thousands)

                                                   12/31/96           12/31/95
Balance Sheet Data
Total assets                                    $409,638,765       $346,865,213
Earning assets                                   393,615,610        335,761,878
Securities                                       128,623,944        125,300,270
Allowance for possible loan losses                 2,623,406          2,541,997
Loans, net                                       263,208,189        208,326,723
Deposits                                         337,089,927        282,787,249
Borrowings                                        41,668,000         38,968,000
Stockholders' equity                              27,936,387         22,824,616

Operating Data
Interest income                                  $28,782,863        $23,949,001
Interest expense                                  16,737,024         13,719,768
Net interest income                               12,045,839         10,229,233
Provision for possible loan losses                 1,211,333            300,000
Non-interest expense                               7,736,300          6,852,498
Net income                                         2,380,869          2,719,235

Per Share Data*
Earnings per share                                     $1.14              $1.41
Book value per share                                  $12.64             $11.92
Outstanding shares                                 2,210,888          1,915,539
Dividends declared per share                           $0.22              $0.18

Other Data
Yield on average earning assets                         7.95%              7.94%
Cost of funds                                           4.62%              4.55%
Net interest margin                                     3.33%              3.39%
Return on average assets                                0.64%              0.88%
Return on average equity                                9.41%             12.42%
Leverage capital to assets ratio at year end            6.82%              6.58%

* Per share data has been adjusted to reflect the 5 for 4 stock split effective February 3, 1997

     Total Assets               Total Deposits             Total Loans, Net
(Dollars in Thousands)      (Dollars in Thousands)      (Dollars in Thousands)
----------------------      ----------------------      ----------------------
 1992..... $229,792          1992..... $205,921          1992..... $134,584
 1993..... $249,827          1993..... $221,950          1993..... $135,661
 1994..... $286,429          1994..... $256,340          1994..... $163,371
 1995..... $346,865          1995..... $282,787          1995..... $208,327
 1996..... $409,639          1996..... $337,090          1996..... $263,208

Emerald Isle Bancorp, Inc.

Letter to Stockholders

Dear Stockholder,

During 1996 the management of our company continued to implement its basic business strategy of geographically expanding our franchise in order to facilitate the achievement of growth, both in assets under management and the volume of core business activities. The management of our company believes that the expansion of our franchise and the growth and diversification of our business activities is the best business strategy available to us to create value for our stockholders. I am pleased to report that efforts in that regard resulted in a number of successful business initiatives during the past year.

The most visible event that took place in 1996 was the completion of the formation of our holding company, Emerald Isle Bancorp, Inc., on October 1, 1996. This is the first annual report published by our new company. The formation of our holding company, Emerald Isle Bancorp, Inc., is an integral component of our business strategy to expand operations and build franchise value. The holding company structure provides the flexibility needed to respond to continuously evolving competitive conditions in the financial services marketplace and enables us to consider the acquisition of other banking institutions outside our existing market area. The holding company allows us to operate any acquired institution as a stand- alone community bank in order to capitalize on its established individual local identity.

 . . . the expansion of our franchise and the growth and diversification of our business activities is the best business strategy available to us to create value for our stockholders.

The management of our company believes that our growth focused business strategies have proven to be both timely and effective. The continuing consolidation of our local banking industry has resulted in an opportunity for our company to become a significant competitor within our market area. The absorption of banks with a community based operating philosophy, like ours, by our regional competitors has created a void that we are filling.

During the past year our local operating environment was characterized by strong competition for both quality lending opportunities and retail deposits. The condition of our local residential real estate market continued to improve as both the volume of sales and average sales prices increased for single family homes and condominiums. Last year was also a very strong year for our local commercial real estate market. Vacancy rates for apartments, retail, office and industrial space all declined resulting in increased rents. Business activity in our market area continued to expand. There was moderate job growth and the Massachusetts unemployment rate declined. Overall, 1996 was a year of solid economic growth in Massachusetts.

Against this background we achieved substantial growth in each of our major business lines. Total assets increased by 18.1% to $409.6 million, earning assets grew by 17.2% to $393.6 million, loans outstanding increased by 26.3% to $263.2 million and total deposits grew by 19.2% to $337.1 million. The volume of transactions generated by our core business activities and the number of customers serviced continued to expand throughout the year. Net income for 1996 totaled $2.4 million. Earnings per share for 1996 totaled $1.14. Stockholders' equity increased by 22.4% to $27.9 million at December 31, 1996 and book value per share increased to $12.64.

The primary method we have chosen to achieve the expansion of our franchise and the growth of our business activities is by opening additional full service banking offices either within our existing service area or contiguous to it. In executing this business strategy we have opened four new full service branch offices during the past two years, doubling the number of such facilities we operate.

Our fifth full service branch office opened at 274 Main Street in Hingham on July 17, 1995 and on December 23, 1995 we opened our sixth full service branch office at 397 Washington Street in Stoughton. As of December 31, 1996 at our Hingham office new customers had opened deposit accounts with balances totaling $15.7 million, at our Stoughton office new customers had opened deposit accounts with balances totaling $15.1 million. Most importantly, both offices reached the break-even deposit level during 1996 and were operating profitably at year end. We expect both to make a contribution to earnings in 1997.

 . . . we achieved substantial growth in each of our major business lines.


We opened our seventh full service branch office, and second office in Hingham, at 71 Main Street on May 13, 1996. Deposit growth at this office has not been as robust as we would like. Nonetheless, at December 31, 1996 deposit balances for this office totaled $3.6 million. Our eighth full service branch office, and second such facility in Quincy, opened on November 14, 1996 at 63 Franklin Street. Initial results have been beyond our expectations. At year end, after being open for slightly more than one month, deposit balances at this office totaled $3.4 million. Our goal for 1997 for these two offices is to achieve their respective break-even deposit levels by year end.

We will continue to implement our basic business strategy by opening two additional

 Stockholders' Equity          Earning Assets           Book Value Per Share
(Dollars in Thousands)      (Dollars in Thousands)           (Dollars)
----------------------      ----------------------      ----------------------
  1992..... $13,954          1992..... $213,146           1992..... $ 8.71
  1993..... $17,312          1993..... $240,480           1993..... $10.34
  1994..... $19,786          1994..... $275,944           1994..... $10.94
  1995..... $22,825          1995..... $335,762           1995..... $11.92
  1996..... $27,936          1996..... $393,615           1996..... $12.64
full service branch offices in 1997. We have received regulatory approval to open an office at 470 West Broadway in South Boston. The renovation of this building is underway and we hope to be open for business by mid-summer. In August of 1996 we acquired a site at 1932 Ocean Street in Marshfield. The municipal approvals required to construct a new facility at this location have been obtained and we expect to apply by mid- summer for the necessary regulatory approvals to commence operating at this site. If all goes as planned, we should be open for business in Marshfield by the end of 1997.

While additional worthwhile opportunities exist to expand our franchise and branch network, we believe that once the foregoing projects are completed it will be appropriate to take a respite from our physical expansion efforts in order to allow our new branch offices to mature. Our efforts will then be directed at achieving incremental growth utilizing our existing facilities so as to create the critical mass required for each of our new offices to operate profitably. The maturation process will result in realizing the financial benefits of our expansion program through the achievement of the projected return on our investment in these new facilities.

As previously noted, total assets increased by $62.7 million or 18.1% from $346.9 million at December 31, 1995 to $409.6 million at December 31, 1996, a rate of growth well in excess of the industry average. This achievement follows 21.1% asset growth generated in 1995.

Total earning assets increased by $57.8 million or 17.2% from $335.8 million at year end 1995 to $393.6 million at year end 1996. The increase achieved during 1996 in earning assets, which was primarily in loans outstanding, was the most significant positive factor in the 17.8% increase in net interest income achieved for the year. Our ratio of average earning assets to average total assets declined marginally from 97.1% for 1995 to 96.9% for 1996.

Our continuing business focus on originating residential, commercial real estate and business loans for inclusion in our loan portfolio as our primary investment vehicle produced very strong results during the past year.

During 1996 the consolidation of our local banking industry continued to evolve.
 This process has drastically reduced the number of community based banks within our market area. We view this as a significant business opportunity for us, not only for the coming year, but also for many years to come. We feel that our institution provides a superior level of personalized service that many customers demand and that our larger regional competitors are unable to provide, particularly for small business owners and investors in commercial real estate.

Throughout 1996 commercial real estate lending was the strongest performing business line of our company. For the year, our Commercial Real Estate Loan Department originated 79 loans totaling $68.3 million as compared to 47 loans totaling $27.2 million originated in 1995. This represents a very significant 151.1% or $41.1 million increase in the volume of commercial real estate loans originated for 1996 as compared to the prior year. The average size of a new commercial real estate loan originated in 1996 was $865,000 and $579,100 in 1995. Our focus is on investing in commercial real estate loans secured by multi-family residential properties, retail space, office buildings and certain types of industrial properties held for investment purposes. On the strength of the increase in the volume of loans originated last year, our commercial real estate loan outstandings grew by $26.3 million or 33.2% to $105.4 million at December 31, 1996 from $79.1 million a year earlier. Commercial real estate loan outstandings also grew 10.7% during 1995.

Our Commercial Loan Department originated 95 commercial and industrial business loans last year totaling $10.6 million as compared to 48 business loans totaling $13.8 million in

1995. In spite of the modest decline in the volume of loans originated for the year, our commercial and industrial loan outstandings increased by $4.7 million or 28.2% to $21.6 million at December 31, 1996 from $16.9 million a year earlier. The average size of a commercial business loan originated in 1996 was $111,500 and $286,700 in 1995. Our corporate commitment to allocate significant resources to this department is directed at accomplishing, over time, a substantial increase in both the volume of our commercial and industrial business loan originations and in our total commercial loan portfolio outstandings. We need to be successful in building this business line in order to achieve our earnings potential as a company.

Residential mortgage lending continues to be a very important business line for our company. For the year we originated, through our Retail Loan Department, 443 residential first mortgage loans totaling $59.9 million as compared to 483 residential loans totaling $60.7 million originated in 1995. The average size of a residential loan originated in 1996 was $135,100 and $125,800 in 1995. During 1996, 134 residential fixed rate mortgage loans totaling $18.5 million were sold into the secondary mortgage market as compared to 126 residential mortgage loans totaling $12.9 million sold during 1995. We now service 265 real estate loans, totaling $31.6 million, for investors, after selling our entire servicing portfolio of 798 loans totaling $69.1 million in the second quarter of 1995. Of our total residential mortgage loan originations in 1996, approximately 60% were variable rate and 40% were fixed rate. As a result of the continuing strong flow of variable rate loan originations, we were able to achieve significant growth of $23.5 million, or 20.9%, in our residential mortgage loan portfolio which totaled $112.5 million at December 31, 1995 and $136.0 million at December 31, 1996. This follows the achievement of 34.6% growth in residential mortgage loan outstandings generated in 1995.

During the past year our Retail Loan Department also originated 798 consumer loans totaling $4.6 million as compared to 384 loans totaling $2.0 million originated during 1995. Consumer loans outstanding totaled $3.0 million at December 31, 1996 as compared to $2.5 million at December 31, 1995. During the fourth quarter of 1996 we established a separate Consumer Loan Department and hired an experienced consumer loan officer. These steps were taken to create a more directed corporate focus on building our consumer loan portfolio so that, over time, it will become an important earning asset of our company.

The substantial increase in total loans outstanding generated during 1996 represented the achievement of a very important business goal which is a major factor in the improvement in our core earnings capacity.

During 1996, 1,415 loans of all types were originated totaling $143.4 million as compared to 962 loans totaling $103.8 million in 1995. Total loans outstanding, net for the year, increased by $54.9 million or 26.3% from $208.3 on December 31, 1995 to $263.2 million on December 31, 1996. This follows the achievement of growth in loans outstanding during 1995 of 27.5%. The number of loans in our portfolio increased from 2,686 at December 31, 1995 to 3,266 at December 31, 1996. We continued to be one of the most active lenders in our market area. The substantial increase in total loans outstanding generated during 1996 represented the achievement of a very important business goal which is a major factor in the improvement in our core earnings capacity. Our success in achieving this goal will have a substantial impact on our net earnings for 1997.

Our loan portfolio is the highest earning asset of our company. For 1996, our investment in commercial real estate loans generated a net interest margin of 5.64%, our investment in commercial business loans generated a net interest margin of 5.78% and our portfolio of residential mortgage loans and consumer loans produced a net interest margin of 3.42%. Combined, our investment in loans outstanding generated a net interest margin of 4.40% in 1996.

Our investment in securities increased modestly by $3.3 million or 2.7% from $125.3 million at December 31, 1995 to $128.6 million at December 31, 1996. Of our total portfolio at year end, $83.5 million is classified as held to maturity and $30.7 million is classified as available for sale. The balance of our investment portfolio is invested in short term investment securities totaling $11.7 million and $2.7 million in equity securities, primarily stock in the Federal Home Loan Bank. Our holdings of securities classified as available for sale and our short term investments are available to provide liquidity as needed. Our investment portfolio produced a net interest margin of 1.51% during 1996.

Our company has been very successful in expanding its franchise and customer base over the past few years and the volume of our business activities has grown substantially.


For 1996 our combined commercial real estate and commercial business loan portfolios contributed 53.8% of our net earnings of $2.4 million, despite accounting for only 32.1% of earning assets. Our residential mortgage and consumer loan portfolios contributed 46.1% of our net earnings, while accounting for 35.1% of earning assets. Because of the dramatic differential in both net interest margins and net interest income generated by the major categories of earning assets in which our company invests, we have been following, and intend to follow in 1997, two complementary business strategies directed at maximizing the earnings potential of our company. A reallocation of our asset mix out of our investment in securities and into an incremental investment in loans outstanding will enhance both our net interest margin and our net earnings by taking advantage of the higher returns earned through our lending activities. We believe that an asset mix of approximately 70.0% in loans outstanding, 25.0% in securities and 5.0% in other assets is the appropriate asset mix that will allow for the maximization of our earnings potential while still providing for sufficient ongoing liquidity. As of December 31, 1996 our loan portfolio accounted for 64.3% of total assets and our investment portfolio 31.4% of total assets.

The higher net interest margins earned by our commercial real estate and business lending activities of 5.64% and 5.78%, respectively, dictate that we continue to focus on achieving growth in these business lines. This focus on the commercial segments of our business will result in a shift, over time, in the composition of our loan portfolio. It is our goal to reallocate our investment in loans outstanding by reducing our relative investment in residential mortgages and consumer loans while increasing our relative investment in commercial real estate and commercial business loans. Currently, residential mortgages and consumer loans comprise 52.3% of our total loan portfolio while commercial real estate and commercial business loans account for 47.7%. The eventual reallocation of our loan portfolio to a mix of 40.0% in residential mortgages and consumer loans and 60.0% in commercial real estate and commercial business loans will enhance our net interest margin and net earnings. It is recognized that residential mortgage loans have a substantively lower risk profile than commercial real estate or commercial business loans. Accordingly, it is paramount that our underwriting principles not be compromised in order to achieve the foregoing business goal.

Overall, our asset quality was very good throughout 1996. Nonperforming assets totaled $930,766 at December 31, 1995 and $1.1 million as of December 31, 1996 and as a percent of assets, 0.27% and 0.26% as of the same dates. As of year end, our ratio of loan loss reserves to nonperforming assets was 247.9%. The continuing improvement in our asset quality is evidenced by the fact that, at year end, our company had no other real estate owned. Our company experienced lower losses on the sale of other real estate owned and reduced expenses related to the management and disposition of nonperforming assets in 1996.

Deposit growth for the year totaled $54.3 million or 19.2% as deposits increased from $282.8 million on December 31, 1995 to $337.1 million on December 31, 1996. Retail deposits increased during the year by $59.3 million and, as a result, our funding from wholesale deposit sources declined from $20.0 million to $15.0 million. Transaction account balances increased by $9.2 million or 41.7 % to $31.2 million, savings and money market deposit accounts grew by $5.7 million or 7.2% to $85.6 million and certificates of deposit balances increased by $39.4 million or 21.8% to $220.3 million. Deposits increased at each of our branch offices during 1996. Our four newest offices, which opened in 1995 and 1996, accounted for $29.8 million or 54.9% of the total increase in deposits generated for the year. The number of deposit accounts open increased by 5,398 or 25.6% from 21,102 accounts as of December 31, 1995 to 26,500 accounts as of December 31, 1996.

Borrowings increased during 1996 by $2.7 million or 6.9% from $39.0 million at December 31, 1995 to $41.7 million at December 31, 1996. At certain points in time during 1996, borrowings, more specifically Federal Home Loan Bank advances, were a

Total Residential Mortgage Loan  Total Commercial Loans  Total Commercial Real Estate Loans
    (Dollars in Thousands)       (Dollars in Thousands)       (Dollars in Thousands)
-------------------------------  ----------------------  ----------------------------------
      1992..... $ 70,005           1992..... $     0           1992..... $ 63,221
      1993..... $ 69,798           1993..... $ 5,490           1993..... $ 57,380
      1994..... $ 83,494           1994..... $ 8,423           1994..... $ 71,478
      1995..... $112,486           1995..... $16,857           1995..... $ 79,112
      1996..... $136,049           1996..... $21,615           1996..... $105,359

more economical means of funding our asset growth than retail deposits. From a cost perspective, aggressive price competition for retail deposits within our local market area dictated that we utilize borrowings on occasion as a funding resource.

Our yield on average earning assets increased by one basis point during 1996 to 7.95% from 7.94% in 1995. Competition for quality lending opportunities during the past year somewhat limited our ability to more aggressively price our loan products and services. Since January 31, 1996 when the Federal Reserve Board of Governors reduced the federal funds rate from 5.50% to 5.25%, market interest rates have trended upward. Over that period of time the yield on the 30 year Treasury bond has increased from 6.03% to 6.64%. Mirroring the general increase in interest rates, our average cost of funds increased by seven basis points during 1996 to 4.62% from 4.55% for 1995. Consequently, our net interest margin decreased slightly by six basis points during 1996 to 3.33% from 3.39% for 1995. One side observation concerning our funding cost is that our average cost of funds for the fourth quarter of 1996 was 4.57%, eight basis points lower than our average cost of funds for the first three quarters of the year of 4.65%. The lower cost of funds for the fourth quarter is directly related to an enhanced ability to manage our costs due to the success of our new branch offices in attracting incremental core deposits.

The growth in earning assets achieved of 17.2% during 1996, in particular the 26.3% growth in loans outstanding, combined to more than offset the decrease in our net interest margin.

The continuing success of our growth oriented business strategies requires that an ongoing investment be made in this company to support our current and future growth.


The net result of the foregoing factors was that interest and dividend income generated from our aggregate investment in loans and securities for 1996 increased by 20.2% or $4.9 million to $28.8 million from $23.9 million for 1995 while total interest expense increased by less, 22.0% or $3.0 million from $13.7 million in 1995 to $16.7 million for 1996. Consequently, even though our net interest margin declined slightly by six basis points our net interest income increased by $1.8 million or 17.8% from $10.2 million for 1995 to $12.0 million for 1996.

Our loan loss provision for 1996 increased to $1.2 million as compared to $300,000 for 1995. The increase in the loan loss provision for 1996 was the result of a special provision of $1.0 million taken in the first quarter of the year resulting from the Bennett Funding Group, Inc. fraud and subsequent bankruptcy filing. We are confident that during 1997 we will be successful in recovering a substantial portion of our investment in the Bennett Funding Group, Inc.

Non-interest income in 1996 declined from $1.3 million in 1995 to $727,532 in 1996. A one time gain from the sale of loan servicing rights totaling $763,806 in 1995 accounted for the comparative year to year decline in non-interest income. Net losses on the sale of securities totaled $39,005 during the year compared to $90,993 in net gains realized during 1995. Fee income from services provided to customers increased to $804,539 in 1996 compared to $579,224 in 1995. For 1996, the Bank had $193 in gains on the sale of loans in the secondary market compared to losses of $52,611 in 1995.

Non-interest operating expenses rose by $883,802 or 12.9% from $6.9 million for 1995 to $7.7 million for 1996. The increase was primarily a result of increases in compensation and benefits expense of 23.3% to $4.2 million in 1996 from $3.4 million in 1995. The increase in compensation and benefits expense is the direct result of the expansion of our staff from 94 employees at December 31, 1995 to 112 employees at December 31, 1996. Our lending staff size was increased in order to achieve and manage our continuing growth in loans outstanding. New branch personnel were required to staff our four newest full service branch offices opened during 1995 and 1996 in Hingham, Stoughton and Quincy. Additional administrative support staff were needed to manage such functions as marketing and public relations. Also as a result of the physical expansion of our branch network, we experienced during 1996 a 33.5% or $337,577 increase in occupancy and equipment expense from $1.0 million for 1995 to $1.3 million. The operating expense increases for compensation and benefits and for occupancy and equipment were partially offset by a reduction in expenses related to the management and disposition of nonperforming assets which totaled $79,894 as compared to $300,796 for the previous year, a reduction of 73.4%, along with a substantial decline in our FDIC assessment of $326,261 from $333,152 in 1995 to $6,891 in 1996.

In spite of the 12.9% increase in operating expenses for 1996 our company became more efficient. Asset growth for the year was 18.1%. Because our asset growth rate exceeded the growth rate of our operating expenses, we effectively are managing an increased asset base for a lower relative cost. Our ratio of operating expenses to average assets declined substantively, by 14 basis points, from 2.21% for 1995 to 2.07% for 1996. While we believe the effective control of operating expenses and increased productivity and efficiency are integral factors in the achievement of increases in future profitability, we also believe that it is essential that our staffing level be sufficient to insure that the various business initiatives and strategies we undertake can be completed efficiently and successfully.

Net earnings before taxes totaled $3.8 million for 1996. After accruing our ordinary tax liability for 1996 of $1.4 million, our company earned $2.4 million for 1996.

 Net Interest Income       Operating Expenses as a     Year End Stock Prices
(Dollars in Thousands)    Percent of Average Assets         (dollars)
----------------------    -------------------------   ----------------------
   1992.....  8,236            1992..... 2.89%           1992.....$ 4-1/4
   1993.....  9,207            1993..... 2.88%           1993.....$ 7-1/4
   1994.....  9,230            1994..... 2.49%           1994.....$ 8-1/2
   1995..... 10,229            1995..... 2.21%           1995.....$13
   1996..... 12,046            1996..... 2.07%           1996.....$16

Our company has been very successful in expanding its franchise and customer base over the past few years and the volume of our business activities has grown substantially. Our asset growth rates for 1994, 1995 and 1996 have been 14.7%, 21.1% and 18.1%, respectively. The growth rates for our loan portfolio for the same three year period have been 20.4%, 27.5% and 26.3%, respectively. The continuing success of our growth oriented business strategies requires that an ongoing investment be made in this company to support our current and future growth. In order to maintain a prudent leverage capital ratio, we completed two separate private placements of newly issued common stock at then market prices during 1996. The first, on May 17, was for 100,000 shares of common stock which raised, after expenses, $1.4 million in new capital. The second private placement, also for 100,000 shares of common stock, was completed on September 24, and raised, again after expenses, an additional $1.5 million in incremental capital.


 . . . one of the most important results achieved during 1996 was a 23.1% increase in the price per share of the common stock. . .


Stockholders' equity increased during 1996 by $5.1 million or 22.4% from $22.8 million as of year end 1995 to $27.9 million as of year end 1996. This follows an increase in stockholders' equity for 1995 of 15.4%. For 1996, $2.4 million was added to stockholders' equity by net earnings, $457,386 was paid out to stockholders in dividends, incremental new capital of $2.9 million was raised through the two private placements previously referenced and an additional $497,980 in capital was raised through our various stock purchase plans. Our leverage capital ratio increased to 6.82% at December 31, 1996 from 6.58% at December 31, 1995 and our risk-based capital ratio was 11.9% and 12.7% as of the same respective dates.

In addition to the positive financial achievements, there were several other important business developments that occurred in 1996. On December 18, 1996 we declared a 25% stock dividend which was payable on February 3, 1997. We believe the increase in the number of shares outstanding will further enhance both the liquidity in the marketplace for, and value of our common stock. At the same time, we maintained our regular quarterly cash dividend of $0.07 per share, which after accounting for the stock dividend, results in an increase in cash dividends to our stockholders of 25%. For the year, cash dividends paid to our shareholders totaled $0.22 per share.

From our mutual perspective as stock-holders, one of the most important results achieved during 1996 was a 23.1% increase in the price per share of the common stock of our company, from $13.00 at December 31, 1995 to $16.00 at December 31, 1996. According to Keefe, Bruyette & Woods (KBW), an investment in the common stock of our company earned a total return on investment of 1,029% over the five year period ended December 31, 1996. By comparison, the total return over the same period for the S&P 500 Index was 103% and for the Keefe, Bruyette & Woods New England Bank Index was 409%.

 . . . we must continue to aggressively expand our business activities. There are voids in our local marketplace for banking products and services which we can, and will, fill.

The continuing consolidation of our industry has created unprecedented business opportunities for this institution. To take advantage of those business opportunities we must continue to aggressively expand our business activities. There are voids in our local marketplace for banking products and services which we can, and will, fill.

Over the past year, our dedicated staff has worked diligently and successfully to achieve our business goals and improve both the financial and competitive position of our company. I would like to personally thank each and every member of our staff and our Board of Directors for their efforts.
I also wish to thank all of our stockholders for their continuing support and confidence. I am looking forward to sharing our future successes with you.

Best regards,

/s/ Mark A. Osborne

Mark A. Osborne
Chairman of the Board,
President & Chief Executive Officer

                        1992-1996 Index of Total Return
                        -------------------------------
                        S&P 500 Index...........   103%
                        KBW New England Index...   409%
                        EIRE.................... 1,029%

Officers and Directors

Emerald Isle Bancorp, Inc.

Officers
Mark A. Osborne
Chairman of the Board, President & Chief
Executive Officer

Richard S. Straczynski
Executive Vice President

Gerard F. Linskey
Treasurer

Directors
Peter L. Maguire
President
Management Information Services

Thomas P. Moore, Jr.
Senior Vice President
State Street Research and Management Company

John V. Murphy
Executive Vice President
Mass Mutual Life Insurance Co.

Mark A. Osborne
Chairman of the Board &
Chief Executive Officer
The Hibernia Savings Bank

Douglas C. Purdy
Attorney-at-Law
Serafini, Purdy, DiNardo & Wells

Michael T. Putziger
Attorney-at-Law
Roche, Carens & DeGiacomo

Richard P. Quincy
President
Quincy & Co.

The Hibernia Savings Bank

Officers
Mark A. Osborne
Chairman of the Board & Chief Executive Officer

Richard S. Straczynski
President &
Chief Operating Officer

Wayne F. Blaisdell
Senior Vice President & Operations Officer

Gerard F. Linskey
Senior Vice President &
Chief Financial Officer

Dennis P. Myers
Senior Vice President &
Senior Loan Officer

Robert D. McCarthy
Vice President
Roger L. Meade
Vice President

Joseph F. Richardi
Vice President

Michael P. Donohoe
Treasurer

Thomasine F. Kennedy
Comptroller

Edwin J. Beck, Jr.
Assistant Vice President

Barry E. Burden
Assistant Vice President

Elizabeth M. Casey
Assistant Vice President

James M. Duff
Assistant Vice President

Armand A. Fernandez
Assistant Vice President

Robert E. Foy
Assistant Vice President

Patricia Hanlon
Assistant Vice President

Robert S. Pyer, Jr.
Assistant Vice President

Jane M. Hanlon-Cook
Loan Officer

Anne R. Mascal
Consumer Loan Officer

Douglas C. Purdy
Clerk of the Corporation

Directors
Martha M. Campbell
Attorney-at-Law

Thomas J. Carens
of Counsel
Roche, Carens & DeGiacomo

Bernard J. Dwyer
Attorney-at-Law

William E. Lucey
Certified Public Accountant
O'Connor & Drew

Peter L. Maguire
President
Management Information Services

Thomas P. Moore, Jr.
Senior Vice President
State Street Research and Management Company

John V. Murphy
Executive Vice President
Mass Mutual Life Insurance Co.

Mark A. Osborne
Chairman of the Board & Chief Executive Officer
The Hibernia Savings Bank

Paul D. Osborne
Treasurer
Osborne Office Furniture

Douglas C. Purdy
Attorney-at-Law
Serafini, Purdy, DiNardo & Wells

Michael T. Putziger
Attorney-at-Law
Roche, Carens & DeGiacomo

Richard P. Quincy
President
Quincy & Co.

John M. Sheskey
President
John M. Sheskey &
Associates, Inc.

Stockholder Information

Administrative Offices
Emerald Isle Bancorp, Inc.
730 Hancock Street
Quincy, MA  02170
617/479-5001

The Hibernia Savings Bank
730 Hancock Street
Quincy, MA  02170
617/479-5001

The Hibernia Savings Bank Main Office
731 Hancock Street
Quincy, MA  02170
617/479-2265
800-568-BANK

Branch Offices
101 Federal Street
Boston, MA  02110
617/345-0441

51 Commercial Street
Braintree, MA  02184
617/848-5560

1150 Washington Street
Weymouth, MA  02189
617/331-0893

274 Main Street
Hingham, MA  02043
617/740-4830

71 Main Street
Hingham, MA  02043
617/741-8061

397 Washington Street
Stoughton, MA  02072
617/297-3550

63 Franklin Street
Quincy, MA  02169
617/689-0001

Loan Centers
730 Hancock Street
Quincy, MA  02170
617/479-5001

731 Hancock Street
Quincy, MA  02170
617/479-2265

51 Commercial Street
Braintree, MA  02184
617/356-8246

Educational Training Facility
Quincy High School
52 Coddington Street
Quincy, MA  02169
617/472-2404

Transfer Agent and Registrar
ChaseMellon Shareholder Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ  07660
1-800-288-9541

Independent Public Accountants
Arthur Andersen, LLP
225 Franklin Street
Boston, MA  02110
617/330-4000

Legal Counsel
Roche, Carens & DeGiacomo
99 High Street
Boston, MA  02109
617/451-9300

Form 10-K
A copy of the Annual Report on form 10-K filed with the Securities and Exchange Commission for fiscal 1996 is available without charge by writing to:

Gerard F. Linskey
Treasurer
Emerald Isle Bancorp, Inc.
730 Hancock Street
Quincy, MA  02170
617/479-5001

Trading of Common Stock
Emerald Isle Bancorp, Inc. common stock is traded over the counter on the NASDAQ National Market System under the symbol EIRE.

Stockholder Relations
To receive further information about Emerald Isle Bancorp, Inc. please contact:

Gerard F. Linskey
Treasurer
Emerald Isle Bancorp, Inc.
730 Hancock Street
Quincy, MA  02170
617/479-5001

Annual Meeting
The annual meeting of the stockholders of Emerald Isle Bancorp, Inc. will be held at 10:00 a.m. on Monday, April 28, 1997 at the Sheraton Tara hotel, 37 Forbes Road, Braintree, Massachusetts.


Emerald Isle Bancorp, Inc.


                                       12